UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MEADE INSTRUMENTS CORP.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

583062203

(CUSIP Number)

Zhang Xiaoyan

1528 East Zhuan Xing Rd., Building 11, Suite # 401

Shanghai, china 201108

Phone: 01186-21-60913188

(Name, address and telephone number of person

authorized to receive notices and communications)

June 10, 2013

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ZHANG XIAOYAN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION CHINA
NUMBER OF	7	SOLE VOTING POWER 125,541
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 125,541
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,541
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.62% **
14		TYPE OF REPORTING PERSON IN

**   This percentage is based on Meade’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on May 30, 2013, as of May 24, 2013 there were  1,305,148 outstanding shares of Common Stock issued, par value $0.01 per share, including 132,065 shares restricted stock.

Item 1.

Security and Issuer

This Amendment No. 1 to Schedule 13D is being filed to amend the Schedule 13D filed by the undersigned on May 20, 2013 with respect to the common stock, $.01 par value per share (the “Common Stock”) of Meade Instruments Corp., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 27 Hubble, Irvine, California 92618.  All other information in the Schedule 13D not otherwise amended hereby remains unchanged.

Item 3.

Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The reporting person purchased the reported shares in the open market for the aggregate net purchase price of approximately $394,813. The source of funds is personal funds.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

            "The reporting person's husband, Jason Tian, is the chairman and CEO of MIT Capital Inc. On June 18, 2013, MIT Capital Inc. announced to acquire all of the outstanding shares of Meade Instruments Corp. for $3.65 per share in cash. MIT Capital Inc. filed SC TO-T on June 20, 2013."

Item 5.

Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                "(a) The aggregate number and percentage of the class of securities identified:

                125,541 shares representing approximately 9.62% of total shares outstanding

(b) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	125,541	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	125,541	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

                (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

	Type	share	Description	Amount
6/12/2013	Bought	500	MEAD @ $3.45
6/12/2013	Bought	5000	MEAD @ $3.45	-17260
6/11/2013	Bought	920	MEAD @ $3.476	-3197.92
6/11/2013	Bought	1380	MEAD @ $3.4799	-4812.25
6/11/2013	Bought	1000	MEAD @ $3.4799	-3489.89
6/11/2013	Bought	1000	MEAD @ $3.4799	-3489.89
6/11/2013	Bought	1000	MEAD @ $3.4799	-3489.89
6/11/2013	Bought	1000	MEAD @ $3.47	-3470
6/11/2013	Bought	200	MEAD @ $3.45	-699.99
6/11/2013	Bought	800	MEAD @ $3.488	-2790.4
6/11/2013	Bought	1200	MEAD @ $3.49	-4197.99
6/11/2013	Bought	1200	MEAD @ $3.48	-4185.99
6/10/2013	Bought	2800	MEAD @ $3.44	-9641.99
6/10/2013	Bought	2300	MEAD @ $3.46	-7967.99
6/10/2013	Bought	2500	MEAD @ $3.4599	-8659.74
6/10/2013	Bought	1000	MEAD @ $3.455	-3455
6/10/2013	Bought	1500	MEAD @ $3.4599	-5199.84
6/10/2013	Bought	1200	MEAD @ $3.455	-4146
6/10/2013	Bought	1800	MEAD @ $3.4599	-6237.81
6/10/2013	Bought	2000	MEAD @ $3.4598	-6929.59
6/10/2013	Bought	2000	MEAD @ $3.4599	-6929.79
6/10/2013	Bought	1900	MEAD @ $3.46	-6574
6/10/2013	Bought	100	MEAD @ $3.4599	-355.98
6/10/2013	Bought	1000	MEAD @ $3.4599	-3469.89
6/10/2013	Bought	2500	MEAD @ $3.46	-8659.99
6/10/2013	Bought	1000	MEAD @ $3.4383	-3448.29
6/10/2013	Bought	2000	MEAD @ $3.44	-6889.99
6/10/2013	Bought	1000	MEAD @ $3.44	-3449.99
6/7/2013	Bought	4199	MEAD @ $3.43	-14412.6
6/7/2013	Bought	2900	MEAD @ $3.43	-9956.99
6/7/2013	Bought	1240	MEAD @ $3.45	-4287.99

 After reviewing previous detail records of 75,402 shares purchased on open market on or before May 8, 2013, the reporting person found the aggregated net purchasing price for those 75,402 shares was $221,321, not $188,505 as disclosed on 13D dated on May 18, 2013.

Together with shares purchased after May 8,2013, as disclosed above, the aggregate net purchase price for 125,521 shares owned by the reporting person is $394,814.

(d) Other than as described in this Schedule 13D, as amended, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

N/A"

 [Signature Page Follows.]

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2013

By: Zhang, Xiaoyan

By:

/s/ Zhang Xiaoyan

Name: Zhang Xiaoyan

Title: Authorized Person